                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               PAMECO CORPORATION
                          ----------------------------
                                (NAME OF ISSUER)



                                  COMMON STOCK
                     -------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    697934107
                               ------------------
                                 (CUSIP NUMBER)


                                    12/31/99
                               ------------------
                                     (DATE)



        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


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CUSIP NO.  697934107
         ---------------
--------------------------------------------------------------------------------

1)   Names of Reporting Persons              I.R.S. No. 31-0738296
     S.S. or I.R.S. Identification Nos. of          BANK ONE CORPORATION
     Above Persons

--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a        (a)
     Member of a Group                        ----------------
     (See Instructions)                    (b)
                                              ----------------

--------------------------------------------------------------------------------

3)   SEC Use only

--------------------------------------------------------------------------------

4)   Citizenship or Place of
     Organization                                    ILLINOIS

--------------------------------------------------------------------------------

Number of Shares           (5)  Sole Voting Power                   0
Beneficially                                                  -------------
Owned by                   (6)  Shared Voting Power                 0
Each Reporting                                                -------------
Person with                (7)  Sole Dispositive Power              0
                                                              -------------
                           (8)  Shared Dispositive Power            0
                                                              -------------

--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially                                  0
     Owned by Each Reporting Person                           -------------

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                            0.0%
                                                              -------------

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                      HC
     (See Instructions)                                       -------------

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

SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 1
Item 1(a)         Name of Issuer:                                  Pameco Corporation
                                                               ----------------------

Item 1(b)         Address of Issuer's principal executive
                  offices:                                         1000 Center Place
                                                               ----------------------
                                                                   Norcross, GA 30093
                                                               ----------------------
                                                               ----------------------

Item 2(a)         Name of person filing:             BANK ONE CORPORATION

Item 2(b)         Address of principal business office or,         One First National Plaza
                  if none residence:                               Chicago, IL 60670

Item 2(c)         Citizenship:                       Not Applicable

Item 2(d)         Title of class of securities:      Common Stock
                                                     ---------------------------------

Item 2(e)         CUSIP No.:                         697934107
                                                     ---------------------------------

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

                  This beneficial ownership by BANK ONE CORPORATION with respect to
                  common shares of  Pameco Corporation                             :
                                   ------------------------------------------------

                  (a)      Amount beneficially owned:                         0
                                                               --------------------
                  (b)      Percent of class                                 0.0%
                                                               --------------------

                  (c)      Number of shares as to which such person has:

                           (I)      Sole power to vote or to direct the vote:                   0
                                                                                -----------------
                           (ii)     Shared power to vote or to direct the vote:                 0
                                                                                -----------------
                           (iii)    Sole power to dispose or to direct the
                                    disposition of:                                             0
                                                                                -----------------

                           (iv)     Shared power to dispose or to direct the                    0
                                    disposition of:                             -----------------


Item 5.  Ownership of 5 percent or less of a Class.                                    [ X ]
                                                                                ----------------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.                 N/A
                                                                                ----------------

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security
                  Being Reported on By the Parent Holding Company.
                                                                                ----------------

Item 8.  Identification and Classification of Members of the Group.                    N/A
                                                                                ----------------

Item 9.  Notice of Dissolution of Group.                                               N/A
                                                                                ----------------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    February 9, 2000
       ------------------------


                                             BANK ONE CORPORATION

                                        By:  /s/ DAVID J. KUNDERT
                                             David J. Kundert
                                             EXECUTIVE VICE PRESIDENT